VIA EDGAR

January 31, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Rolf Sundwall

RE:	FibroGen, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-36740

Ladies and Gentlemen:

FibroGen, Inc. (“FibroGen” or the “Company” or “we”) is submitting this letter via electronic submission in response to a letter (the “Comment Letter”), dated December 20, 2019, from the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ending December 31, 2018 (the “2018 10-K”), filed on February 27, 2019.

For the Commission’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the 2018 10-K.

ITEM 1. BUSINESS

PAMREVLUMAB FOR THE TREATMENT OF FIBROSIS AND CANCER

Clinical Development of Pamrevlumab, page 28

1. We note your response to prior comment 1; however, we do not agree that the identity of a serious adverse event (SAE) determined to be possibly related to Pamrevlumab is immaterial to investors. Accordingly, please provide us proposed disclosure for use in future filings that identifies all such events. With reference to the third paragraph on page 33 of your Form 10-K, please also tell us whether any of the SAEs observed in the pamrevlumab arm of Study 069 were determined to be related to, or possibly related to, Pamrevlumab. If so, please include such information in your proposed disclosure.

Response:

The Company acknowledges the Commission’s comment and appreciates the discussion via telephone on January 6, 2020. Further to our discussion, we believe that the serious adverse events (“SAEs”) that a principal investigator deems “possibly related to study treatment” are not categorically material to an investor’s decision to buy or sell the Company’s stock, as discussed further below. However, we hope that our new proposal of disclosing the most common serious adverse events, which is typical of clinical trial results disclosure, and when applicable, other material safety information, will satisfy the Commission’s request for more adverse event disclosure.

A designation of “possibly related to study treatment” by one clinical site’s principal investigator does not mean there is a causal relationship between our study drug and that serious adverse event. Rather it means that, given the information in his/her possession, the investigator cannot rule out the event as unrelated to the study drug in that one instance. It is important to note that the individual investigator does not have access to the overall study dataset or complete information about the study drug across other sites, trials or indications of study.

The U.S. Food and Drug Administration (“FDA”) itself does not deem such an investigator assessment a relevant consideration for serious adverse event reporting.  Pursuant to 21 C.F.R. §312.32(c)(1)(i) of the FDA regulations, the sponsor has the responsibility to submit IND safety reports to the FDA for adverse reactions that are not only serious but also unexpected (SUSARs), and only if there is evidence to suggest a causal relationship between the drug and the adverse event.

Upon evaluation of these adverse events in the pamrevlumab studies, there was no evidence of a causal relationship between the drug and the events, and thus of materiality to investors.

Moreover, even though a statement regarding safety may be included in disclosure for early stage studies, these statements may not remain relevant as a product candidate progresses through development.  With pamrevlumab, the events designated as “possibly related to study treatment” by the investigator in these studies

(a) did not lead to modification of the study design or drug administration during the study,

(b) did not impair the continuation of the clinical study under the IND on file with FDA,

(c) did not impede the progression of pamrevlumab to subsequent stages of clinical development (pamrevlumab is currently in Phase 3 clinical trials for both IPF and pancreatic cancer), and

(d) did not (and does not) impact the chances of U.S. regulatory approval of the study drug.

The Company therefore believes that disclosing these events in the context of an investigational drug that has now been dosed to over 600 human subjects across 13 trials globally would not help, and could confuse, an investor’s understanding of the value of the product candidate and the results of the Company’s clinical development.

We performed an analysis of disclosure practices in our industry, and we believe it is quite rare for companies to report events that are deemed possibly related only by an investigator.  We searched biotechnology1 company Form S-1s and Form 10-Ks that had the words “possibly related” within 75 words of “adverse event”.

Of the over 25,000 filings searched, only 245 filings met the search criteria, of which only 50 results (in 23 companies2) appeared in filings since 2016.  Of these, only five companies reported adverse events deemed possibly related by a clinical investigator. One company reported a possibly related event that caused a death and the drug in question was placed on (and remains on) clinical hold. The second company reported a possibly related event as part of an 18-subject clinical trial. The other three companies removed the disclosure surrounding the possibly related event or study from their subsequent disclosures.

Thus, despite the fact that almost all trials have events that are deemed possibly related by investigators (and pamrevlumab is being studied in fatal conditions with unmet medical need and significant, serious underlying co-morbidities), the vast majority of companies appear to not discuss them in their periodic reports.

Proposed Disclosure:

We believe the most typical and relevant disclosure for early-stage clinical trials is listing the most common serious adverse events reported by patients in each study, and whether there have been material safety issues, which may include discussion of safety signals. Unlike a designation of “possibly related to study treatment” by one clinical site’s principal investigator, a safety signal is a serious adverse event that, after investigation, and based on its severity, uniqueness or frequency across aggregated data, the Company believes there is a sufficient likelihood that there is a causal relationship between it and an investigational drug.

[1]	Industry Codes used in the search were:
2833 – Medicinal Chemicals & Botanical Products
2834 – Pharmaceutical Preparations
2835 – In Vitro & In Vivo Diagnostic Substances
2836 – Biological Products, (No Diagnostic Substances)

[2]

Eighteen of these 23 companies described adverse events that they (i.e. the sponsor) deemed possibly related to the study drug, as we believe is the more relevant disclosure, should that determination be made.

Therefore, the Company proposes to further modify the applicable language in the Company’s next Form 10-K for the year-ending 2019 to add the most common adverse events for each trial.

The following are samples of the proposed disclosure across the referenced pamrevlumab clinical trials:

Page 31 - Study 049 – Open-label Phase 2 trial of pamrevlumab in idiopathic pulmonary fibrosis (“IPF”)

“Eighty-nine patients had at least one adverse event. The most common reported serious adverse events were cough, fatigue, shortness of breath, upper respiratory tract infection, sore throat, bronchitis, nausea, dizziness, and urinary tract infection. No safety signal was identified in this study and adverse events observed to date are consistent with typical conditions observed in this patient population.”

Page 34 - Study 028 – Open-label dose finding trial of pamrevlumab combined with gemcitabine plus erlotinib in patients with previously untreated locally advanced (stage 3) or metastatic (stage 4) pancreatic cancer

“In the study, the majority of adverse events were mild to moderate, and were consistent with those observed for erlotinib plus gemcitabine treatment without pamrevlumab. We did not identify any evolving dose-dependent pattern or safety signal, and higher doses of pamrevlumab were not associated with higher numbers of SAEs or greater severity of the SAEs observed. The most common reported serious adverse events were disease progression, cholangitis and pulmonary embolism.”

For the Phase 1/2 trial (069) in patients with inoperable locally advanced pancreatic cancer (page 33 of the 2018 10-K), we propose to modify the applicable language in the Company’s next Form 10-K for the year-ending 2019 to:

“No increase in serious adverse events was observed in the pamrevlumab arm and no delay in wound healing was observed post-surgery. In addition, no safety signal was identified in this study and there were no serious adverse events occurring in more than one subject.”

The Company appreciates the Commission’s comments on this topic and believes the proposed disclosures above will provide more relevant, informative and less confusing disclosure for investors that is also more consistent with what similar companies disclose regarding safety of drug candidates.

Please contact me at (415) 978-1522 with any questions or further comments regarding our responses to the Commission’s comments.

Sincerely,

/s/ John Alden

John Alden

Vice President, Legal

cc:	Pat Cotroneo, FibroGen, Inc. Michael Lowenstein, FibroGen, Inc.
Michael Tenta, Cooley LLP

Greg Vlahos, PricewaterhouseCoopers LLP